082-03277

Regulatory Announcement

RECEIVED

2007 JUN 19 A 9:5?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	16:31 12-Jun-07
Number	2391Y

12 June 2007

SUPPL

Tesco PLC

Transaction in Own Shares

Tesco PLC announces that, on 12 June 2007, it purchased from Shore Capital Stockbrokers Limited 2,900,000 ordinary shares at an average price of 446.3035 pence per share. The purchased shares will be cancelled.

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	16:50 11-Jun-07
Number	1572Y

11 June 2007

Tesco PLC

Transaction in Own Shares

Tesco PLC announces that, on 11 June 2007, it purchased from Shore Capital Stockbrokers Limited 3,200,000 ordinary shares at an average price of 445.9659 pence per share. The purchased shares will be cancelled.

END


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